# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEWELL BRANDS INC., CIK 0000814453
CUSIP: 651229106
Title of class of securities: common stock
Address of issuer's principal executive offices: 5 CONCOURSE PARKWAY NE, 5 CONCOURSE PARKWAY NE, ATLANTA, Georgia (GA), 30328
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001512162-25-000056
Filed by CIK 0001512162

## Reporting persons
- COOPER CREEK PARTNERS MANAGEMENT LLC: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 24,844,080; shared voting power 0; sole dispositive power 24,844,080; shared dispositive power 0; aggregate amount beneficially owned 24,844,080 (5.9% of the class)

## Item 1. Issuer
Name of issuer: NEWELL BRANDS INC.
Address of issuer's principal executive offices: 5 CONCOURSE PARKWAY NE, 5 CONCOURSE PARKWAY NE, ATLANTA, GEORGIA, 30328

## Item 2. Person Filing
Name of person filing: Cooper Creek Partners Management LLC
Address of principal business office or, if none, residence: 501 Madison Avenue, Suite 302 New York, NY 10022
Citizenship: usa

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 24,844,080
Percent of class: 5.9%
Sole power to vote or to direct the vote: 24,844,080
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 24,844,080
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to oo is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- COOPER CREEK PARTNERS MANAGEMENT LLC: john mccleary, cfo (11/14/2025)